SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 5)*
PlayAGS, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

72814N 104
(CUSIP Number)

John F. Hartigan, Esq. Morgan, Lewis & Bockius LLP 300 S. Grand Avenue, 22nd Floor Los Angeles, CA 90071 (213) 612-2500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72814N 104	13D	Page 2 of 7

1	Name of Reporting Person I.R.S. IDENTIFICATION OF ABOVE PERSON
AP Gaming VoteCo, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	citizenship or place of organization
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
0 shares
	9	sole dispositive power

	10	shared dispositive power
0 shares
11	aggregate amount beneficially owned by each reporting person
0 shares
12	check box if the aggregate amount in row (11) excludes certain shares* ☐
13	percent of class represented by amount in row (11)
0.0%
14	type of reporting person
OO

CUSIP No. 72814N 104	13D	Page 3 of 7

1	Name of Reporting Person I.R.S. IDENTIFICATION OF ABOVE PERSON
Eric L. Press
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	citizenship or place of organization
U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
0 shares
	9	sole dispositive power

	10	shared dispositive power
0 shares

11	aggregate amount beneficially owned by each reporting person
0 shares
12	check box if the aggregate amount in row (11) excludes certain shares* ☐
13	percent of class represented by amount in row (11)
0.0%
14	type of reporting person
IN

CUSIP No. 72814N 104	13D	Page 4 of 7

1	Name of Reporting Person I.R.S. IDENTIFICATION OF ABOVE PERSON
David Sambur
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	citizenship or place of organization
U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
0 shares
	9	sole dispositive power

	10	shared dispositive power
0 shares

11	aggregate amount beneficially owned by each reporting person
0 shares
12	check box if the aggregate amount in row (11) excludes certain shares* ☐
13	percent of class represented by amount in row (11)
0.0%
14	type of reporting person
IN

This Amendment No. 5 to Schedule 13D supplements and amends (i) the Statement on Schedule 13D filed with the Securities and Exchange Commission on February 6, 2018, (ii) Amendment No. 1 to Schedule 13D filed on May 16, 2018, (iii) Amendment No. 2 to Schedule 13D filed on August 15, 2018, (iv) Amendment No. 3 to Schedule 13D filed on March 5, 2019, and (v) Amendment No. 4 to Schedule 13D filed on March 25, 2019 with respect to the common stock, par value $0.01 per share (the “Common Stock”) of PlayAGS, Inc. (the “Issuer”).

Unless otherwise indicated, capitalized terms used but not otherwise defined herein shall have the meaning assigned to such terms in the Statement on Schedule 13D filed on February 6, 2018, as amended.

Responses to each item of this Amendment No. 5 to Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 2 is hereby amended and supplemented as follows:

VoteCo is managed by its sole member, David Sambur, subject to the right of Eric L. Press, a senior partner at Apollo Global Management, Inc., to assume joint control of management of VoteCo with Mr. Sambur upon written notice to VoteCo and its member(s).

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

On November 17, 2022, Apollo Gaming Holdings, L.P. (“Holdings”) sold 8,208,076 shares of Common Stock pursuant to an underwritten offering (the “Offering”), as described in the Issuer’s Rule 424(b)(1) prospectus supplement (File No. 333-257677) filed with the Securities and Exchange Commission on November 17, 2022, and the Underwriting Agreement (as defined below). Following such sale of Common Stock by Holdings, Holdings no longer holds any shares of Common Stock of the Issuer.

(a) See also the information contained on the cover pages of this Amendment No. 5 to Schedule 13D, which is incorporated herein by reference. The percentage of Common Stock reported as beneficially owned by the Reporting Persons is based on 37,759,171 shares of Common Stock outstanding as of November 3, 2022, as reported by the Issuer on its Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022.

(b) See the information contained on the cover pages of this Amendment No. 5 to Schedule 13D, which is incorporated herein by reference.

(c) Except as described in this Amendment No. 5 to Schedule 13D, there have been no reportable transactions by the Reporting Persons with respect to the Common Stock of the Issuer within the last 60 days.

(d) Not applicable.

(e) On November 17, 2022, the reporting persons ceased to be the beneficial owners of more than five percent of the Issuer’s Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Underwriting Agreement

On November 14, 2022, the Issuer, Holdings as selling shareholder, and J.P. Morgan Securities LLC and B. Riley Securities, Inc., as the representatives of the underwriters named therein (the “Underwriters”), entered into an Underwriting Agreement (the “Underwriting Agreement”) with respect to, among other things, the sale by Holdings of 8,208,076 shares of Common Stock of the Issuer.  Closing of the sale of the 8,208,076 shares of Common Stock sold by Holdings occurred on November 17, 2022. The Underwriting Agreement contains certain customary representations, warranties and agreements by the Issuer and Holdings, conditions to closing, indemnification rights and obligations of the parties and termination rights.

The summary of the Underwriting Agreement as described in this Item 6 does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, which is filed with this Amendment No. 5 to Schedule 13D as Exhibit 1, and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1:	Underwriting Agreement dated November 14, 2022, by and among the Issuer, J.P. Morgan Securities LLC and B. Riley Securities, Inc. as representatives of the underwriters named therein, and Apollo Gaming Holdings, L.P. (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K (File No. 001-38357) filed by the Issuer with the Securities and Exchange Commission on November 17, 2022).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: November 21, 2022

AP GAMING VOTECO, LLC

	By:	/s/ David Sambur
Name: David Sambur
Title: Managing Member

ERIC L. PRESS

By:	/s/ Eric L. Press

DAVID SAMBUR

By:	/s/ David Sambur